CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY TCI SOLUTIONS, INC.
FOR THE SECOND PARAGRAPH OF THE RESPONSE TO THE FIRST COMMISSION
COMMENT REPRODUCED IN THIS LETTER

June 15, 2005

VIA EDGAR

Ms. Barbara C. Jacobs
Assistant Director
United States Securities and
   Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	TCI Solutions, Inc.
Schedule 13E-3 filed on April 25, 2005
File No. 5-55375
Preliminary Schedule 14A filed on April 25, 2005
Form 10-KSB for the year ended December 31, 2004
Form 10-QSB for the quarter ended March 31, 2005
File No. 0-49783

Dear Ms. Jacobs:

This letter is submitted on behalf of TCI Solutions, Inc. (the “Company”) in response to your comment letter dated May 31, 2005, regarding the above referenced filings. Each of the original comments from your May 31, 2005 letter appears below, followed by the Company’s response. This letter is not intended to respond to the comment letter dated June 9, 2005 from Mark P. Shuman to the Company regarding the above referenced filings. The comments in that letter will be addressed in separate correspondence.

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CONFIDENTIAL TREATMENT REQUESTED BY TCI SOLUTIONS, INC.

Report on Form 10-KSB for the year ended December 31, 2004
Financial Statements
Notes to the financial statements
Note 6. Commitments and contingencies, Page 13

1.

We note that you disclose that you are involved in a dispute, with a potential settlement range of zero to $364,000, related to alleged preference payments received from a customer. We also note that you disclose that no accrual was recorded as of December 31, 2004. Describe the factors that resulted in an accrual being recorded in the March 31, 2005 Form 10-QSB versus the factors that resulted in no accrual being recorded in the December 31, 2004 Form 10-KSB. See paragraphs 8 and 39 of SFAS 5. Your response should address how your accounting for the accrual complies with FIN-14.

Response: As disclosed in Note 6, Commitments and contingencies, in the Form 10-KSB, the Company is in a dispute with the Bankruptcy Court related to alleged preference payments from a customer that declared bankruptcy. Management met with their attorney and believed that the Company had met the exclusions to preference payments as allowed by law and fully intended to fight the court on this matter. Therefore, prior to the filing of the Form 10-KSB, management believed that the best estimate of the outcome of the dispute would be zero and not between zero and $364,000.

[The confidential portion has been omitted pursuant to a request for confidential treatment pursuant to Rule 83 under the Commission’s rules under the Freedom of Information Act.]

Report on Form 10-QSB for the quarter ended March 31, 2005
Financial Statements
Notes to the financial statements
Note 5. Acquisition related costs, Page 10

2.

You disclose that, in the first quarter ended March 31, 2005, you accrued approximately $3.9 million of exit costs related to your transaction with Retalix. Tell us why you believe that the one-time termination cost qualifies to be accrued as an exit cost due to this transaction. In this regard, indicate why these costs have been incurred by TCI Solutions prior to Retalix acquiring an interest in the company. Refer to paragraphs 3 and 4 of SFAS 146. Indicate how the stock option bonus and termination costs and severance costs accruals comply with paragraphs 8 to 11 of SFAS 146. Explain how the facility and lease termination accrual comply with paragraph 15 of SFAS 146.

Response: The Company’s management and Board of Directors completed the negotiations for the change in control transaction with Retalix in March 2005. On March 31, 2005, the Company’s management and the Board of Directors formally approved the stock purchase agreement and related merger agreement, both dated April 1, 2005, pursuant to which Retalix acquired immediate control of the Company and contracted to acquire the entire equity of the

CONFIDENTIAL TREATMENT REQUESTED BY TCI SOLUTIONS, INC.

Company, and the stock purchase transaction was formally consummated in the early hours of April 1, 2005. Management acted on certain exit plans described below that were set in place for the Retalix acquisition in March 2005. Management believes that if the costs related to the transaction were not recorded as of March 31, 2005 the financial statements would have not been in compliance with SFAS 5 and 146 and therefore would have been materially misstated.

SFAS 146, paragraph 3 states “A liability for a cost associated with an exit or disposal activity shall be recognized and measured initially at its fair value in the period in which the liability is incurred, except as indicated in paragraph 11 (for a liability for one-time termination benefits that is incurred over time).”

SFAS 146, paragraph 4 states:“A liability for a cost associated with an exit or disposal activity is incurred when the definition of a liability is met. Paragraph 35 of FASB Concepts Statement No. 6, Elements of Financial Statements, defines liabilities as follows:

Liabilities are probable future sacrifices of economic benefits arising from present obligations of a particular entity to transfer assets or provide services to other entities in the future as a result of past transactions or events.

Only present obligations to others are liabilities under the definition. An obligation becomes a present obligation when a transaction or event occurs that leaves an entity little or no discretion to avoid the future transfer or use of assets to settle the liability. An exit or disposal plan, by itself, does not create a present obligation to others for costs expected to be incurred under the plan; thus, an entity’s commitment to an exit or disposal plan, by itself, is not the requisite past transaction or event for recognition of a liability.

In anticipation of the transaction with Retalix, the Company’s Board of Directors authorized and approved a bonus and exercising of certain stock options as of March 31, 2005. No future services were required to be performed in return for this bonus. As a result, approximately $1.7 million of compensation expense and liability was recognized on the March 31, 2005 financial statements.

In accordance with SFAS 146, paragraphs 8 through 11, “a one-time benefit arrangement exists at the date the plan of termination meets all of the following criteria and has been communicated to employees:

a.	Management, having the authority to approve the action, commits to a plan of termination.
b.	The plan identifies the number of employees to be terminated, their job classifications or functions and their locations, and the expected completion date.
c.

The plan establishes the terms of the benefit arrangement, including the benefits that employees will receive upon termination (including but not limited to cash payments), in sufficient detail to enable employees to determine the type and amount of benefits they will receive if they are involuntarily terminated.

CONFIDENTIAL TREATMENT REQUESTED BY TCI SOLUTIONS, INC.

d.	Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.”

Effective April 1, 2005, the date when the transaction was completed, Retalix acquired a controlling interest in the Company. In anticipation of that event, the Company’s management and Board of Directors reviewed the impact of the proposed transaction on personnel, facilities and operations prior to March 31, 2005, the communication date.

Included in the management of the Company are many of the individuals that would not be retained after the proposed transaction occurred. Management identified the people that would not be retained beyond the minimum retention period as well as those individuals that would be required to render services over a future service period. Management committed to the plan to terminate certain employees in the two locations that were to be closed as part of the cost cutting measures of the acquisition and communicated the terms of the benefit arrangements in March 2005. As a result, management recognized a liability of approximately $795,000. At the same time, management approved the benefit arrangements for employees that would be required to perform services for longer than the minimum service period in the two locations to be closed. Approximately $300,000 of severance will be accrued ratably over the service period, which began on April 1, 2005. The remainder of the $1.1 million disclosed as employee severance and benefit termination costs in the Form 10-QSB relates to a termination charge incurred when management terminated their health insurance plan so the Company’s employees could be transferred to Retalix’s coverage effective April 1, 2005. The termination was communicated prior to March 31, 2005, and therefore was included in the termination liability at March 31, 2005.

SFAS 146, paragraph 15, states “A liability for costs to terminate a contract before the end of its term shall be recognized and measured at its fair value when the entity terminates the contract in accordance with the contract terms (for example, when the entity gives written notice to the counterparty within the notification period specified by the contract or has otherwise negotiated a termination with the counterparty). The provisions of paragraph 6 shall apply in periods subsequent to that date.”

SFAS 146, paragraph 16, states “a liability for costs that will continue to be incurred under a contract for its remaining term without economic benefit to the entity shall be recognized and measured at its fair value when the entity ceases using the right conveyed by the contract, for example, the right to use a leased property or to receive future goods or services (hereinafter referred to as the cease-use date). If the contract is an operating lease, the fair value of the liability at the cease-use date shall be determined based on the remaining lease rentals, reduced by estimated sublease rentals that could be reasonably obtained for the property, even if the entity does not intend to enter into a sublease. Remaining lease rentals shall not be reduced to an amount less than zero. The provisions of paragraph 6 shall apply in periods subsequent to the cease-use date.”

In anticipation of the transaction with Retalix, the Company’s management decided that two of its locations would not be utilized in the future. Prior to March 31, 2005, management

CONFIDENTIAL TREATMENT REQUESTED BY TCI SOLUTIONS, INC.

contacted the leasing agents to request consent letters approving the change of lessee from the Company to Retalix as well as management’s intent to vacate the properties. The leasing agents submitted these consent letters to management in March 2005. In accordance with SFAS 146 paragraph 16, the Company accrued the fair value of the lease payments as of the cease-use date, March 31, 2005. Due to the amount of vacant space in the vicinity of these locations, management believes its ability to sublease the locations is not reasonably assured and has not included a sublease factor in calculating the related liability.

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The Company has acknowledged to us, and we acknowledge to the Commission on behalf of the Company, that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the above referenced filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that the foregoing represent appropriate responses to each of the comments set forth in your May 31, 2005 letter. If you have any questions with respect to any of these matters, or would like any further information, please contact the undersigned or Harvey E. Bines, each at Sullivan & Worcester LLP, at 617-338-2800.

Sincerely,

/s/ Howard E. Berkenblit

Howard E. Berkenblit

cc:	Stephen P. DeSantis, TCI Solutions, Inc.

Barry Shaked, Retalix Ltd.

Daniel Moshaioff, Retalix Ltd.

Harvey E. Bines, Esq.

Michael G. McKinnon, Esq.